Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Royal & Sun Alliance Insurance Group plc

2) Name of shareholder having a major interest

Barclays plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held

Barclays Capital Inc	10,500	0.00

Barclays Private Bank Ltd	6,118,854	0.21

Barclays Private Bank and Trust Ltd	161,838	0.01

Barclays Global Investors Ltd	38,510,340	1.33

Barclays Bank Trust Company Ltd	132,507	0.00

Barclays Life Assurance Co Ltd	3,212,018	0.11

Barclays Global Investors, N.A.	30,220,179	1.05

Gerrard Ltd	824,969	0.03

Barclays Global Investors Japan Trust &	2,830,908	0.10

Barclays Capital Securities Ltd	780,633	0.03

Barclays Global Investors Australia Ltd	744,854	0.03

Barclays Global Fund Advisors	5,300,365	0.18

Barclays Global Investors Japan Ltd	879,509	0.03

Group Holding	89,727,474	3.11

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding

Bank of Ireland		520,471

BARCLAYS CAPITAL NOMINEES LIMI		616,911

BARCLAYS CAPITAL SECURITIES LT		10,500

BARCLAYS CAPITAL SECURITIES LT		163,722

Barclays Trust Co & Others		11,381

BARCLAYS TRUST CO AS EXEC/ADM		8,337

Barclays Trust Co DMC69		49,672

Barclays Trust Co R69		63,117

BNP PARIBAS		91,644

CHASE NOMINEES LTD	16376	1,580,385

CHASE NOMINEES LTD	20947	6,299,507

CIBC MELLON GLOBAL SECURITIES		30,530

Clydesdale Nominees HGB0125	00694478	70,000

Clydesdale Nominees HGB0125	00697663	44,838

Clydesdale Nominees HGB0225	00597278	47,000

INVESTORS BANK AND TRUST CO.		37,806

INVESTORS BANK AND TRUST CO.		518,828

INVESTORS BANK AND TRUST CO.		6,406

INVESTORS BANK AND TRUST CO.		28,667

INVESTORS BANK AND TRUST CO.		3,342,618

INVESTORS BANK AND TRUST CO.		1,032,403

INVESTORS BANK AND TRUST CO.		4,086,385

INVESTORS BANK AND TRUST CO.		887,141

INVESTORS BANK AND TRUST CO.		14,013,049

INVESTORS BANK AND TRUST CO.		209,747

INVESTORS BANK AND TRUST CO.		689,532

INVESTORS BANK AND TRUST CO.		711,101

INVESTORS BANK AND TRUST CO.		33,950

INVESTORS BANK AND TRUST CO.		80,444

INVESTORS BANK AND TRUST CO.		682,988

INVESTORS BANK AND TRUST CO.		4,006,115

INVESTORS BANK AND TRUST CO.		496,868

JP MORGAN (BGI CUSTODY)	16331	673,233

JP MORGAN (BGI CUSTODY)	16338	186,249

JP MORGAN (BGI CUSTODY)	16341	1,996,194

JP MORGAN (BGI CUSTODY)	16342	356,342

JP MORGAN (BGI CUSTODY)	16400	29,143,184

JP MORGAN (BGI CUSTODY)	18409	1,487,264

JPMorgan Chase Bank		31,514

JPMorgan Chase Bank		198,781

JPMorgan Chase Bank		25,523

JPMorgan Chase Bank		79,134

JPMorgan Chase Bank		13,566

JPMorgan Chase Bank		35,175

JPMorgan Chase Bank		35,249

JPMorgan Chase Bank		354,108

JPMorgan Chase Bank		353,363

JPMorgan Chase Bank		1,440,915

JPMorgan Chase Bank		116,444

JPMorgan Chase Bank		310,201

JPMorgan Chase Bank		28,739

JPMorgan Chase Bank		38,491

JPMORGAN CHASE BANK		87,710

JPMORGAN CHASE BANK		296,292

JPMORGAN CHASE BANK		448,562

Master Trust Bank		37,788

Mellon Trust – Boston & SF		155,552

Mellon Trust – Boston & SF		474,240

MELLON TRUST OF NEW ENGLAND		221,668

Mitsubishi Trust International		15,619

Mitsubishi Trust International		24,241

NORTHERN TRUST BANK – BGI SEPA		51,765

NORTHERN TRUST BANK – BGI SEPA		287,101

NORTHERN TRUST BANK – BGI SEPA		196,302

R C Greig Nominees Limited a/c	BL1	314,152

R C Greig Nominees Limited a/c	CM1	97,088

R C Greig Nominees Limited GP1	GP1	305,393

R C Greig Nominees Limited SA1	SA1	108,336

State Street		51,095

STATE STREET BOSTON		246,219

STATE STREET BOSTON		2,760,654

WELLS FARGO SEATTLE – WIRE BAN		53,111

ZEBAN NOMINEES LIMITED		6,118,854

	Total	89,727,474

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

Not disclosed

7) Number of shares/amount of stock disposed

Not applicable

8) Percentage of issued class

Not applicable

9) Class of security

Ordinary shares of 27.5p each

10) Date of transaction

21 October 2004

11) Date company informed

26 October 2004

12) Total holding following this notification

89,727,474 ordinary shares of 27.5p each

13) Total percentage holding of issued class following this notification

3.11%

14) Any additional information

15) Name of contact and telephone number for queries

Lva Simms     020 7111 7071

16) Name and signature of authorised company official responsible for making this notification

Jackie Fox
Deputy Group Company Secretary

     Date of notification     28 October 2004